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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                                    ---------


                            Executive Telecard, Ltd.
           --------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   301601101
           --------------------------------------------------------
                                 (CUSIP Number)

                                Jim Pleasant,
                       1601 Elm Street, Suite 3000,
                    Dallas, Texas 75201, (214) 999-3000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 12, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

CUSIP No. 301601101                                          Page 2 of 4 Pages
          ---------                                              ---  ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gladys M. Jensen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER
                                 6,352,941
      NUMBER OF              --------------------------------------------------
       SHARES                (8) SHARED VOTING POWER
     BENEFICIALLY                -0-
      OWNED BY               --------------------------------------------------
        EACH                 (9)  SOLE DISPOSITIVE POWER
     REPORTING                    6,352,941
       PERSON                --------------------------------------------------
        WITH                 (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,352,941
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 301601101                                          Page 3 of 4 Pages
          ---------                                              ---  ---


Item 1.   SECURITY AND ISSUER.

          This Schedule 13D (this "Filing") relates to the Common Stock, $0.001 par value ("Executive Telecard Common Stock"), and voting and other contractual rights relating thereto, of Executive Telecard, Ltd., a Delaware corporation (the "Company"), which has its principal executive offices located at 4260 East Evans Avenue, Denver, Colorado 80222. The purpose of this Filing is to reflect the beneficial ownership of Executive Telecard Common Stock by Gladys M. Jensen.

Item 2.   IDENTITY AND BACKGROUND.

          (a)   Ms. Gladys M. Jensen ("Ms. Jensen")
          (b)   850 Cannon, Suite 200, Hurst, Texas 76054
          (c)   Executive Officer of EXTL Investors, LLC
          (d) Ms. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Ms. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)   Ms. Jensen is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of June 30, 1999, and as the Executive Officer of EXTL Investors, LLC ("EXTL") and on behalf of EXTL, Ms. Jensen sold and assigned 500,000 warrants associated with a loan made to the Company by EXTL to Jami Jensen, Julie Jensen, Janet Jensen, James Jensen and Jeffrey Jensen.

         As the Executive Officer of EXTL and on behalf of EXTL, Ms. Jensen purchased 3,000,000 shares of Executive Telecard Common Stock from Ronald L. Jensen on May 12, 1999, with a $7,500,000 promissory note. EXTL received warrants from the Company, which are exercisable as of April 9, 1999, to purchase 500,000 shares of Executive Telecard Common Stock for $.01 per share in connection with a loan made to the Company by EXTL. As of February 16, 1999, EXTL purchased 50 shares of Executive Telecard 8% Series E Cumulative Convertible Redeemable Preferred Stock (the "Series E Preferred Stock") for $100,000 per share. The Series E Preferred Stock is convertible into 2,352,941 shares of Executive Telecard Common Stock as of February 16, 1999. In connection with the purchase of the Series E Preferred Stock, EXTL received a warrant, which is exercisable as of April 17, 1999, to purchase from the Company 1,000,000 shares of Executive Telecard Common Stock for a pro rata amount of $2.125 per share for 723,000 shares and $.01 per share for 277,000 shares.

Item 4.   PURPOSE OF TRANSACTION.

          The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Ms. Jensen is deemed to beneficially own, as the Executive Officer of EXTL Investors, LLC, 6,352,941 shares of Executive Telecard Common Stock. Of those shares deemed to be beneficially owned by Ms. Jensen, all shares were purchased with either working capital of EXTL or with a promissory note from EXTL.

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CUSIP No. 301601101                                          Page 4 of 4 Pages
          ---------                                              ---  ---


          The percentage calculations are based upon 19,922,443 shares of Executive Telecard Common Stock outstanding on May 1, 1999, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed May 17, 1999.

          (b) Ms. Jensen may be deemed to have sole voting and dispositive power over 6,352,941 shares of Executive Telecard Common Stock.

          (c) See Item 3 above.

          (d) None.

          (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 30, 1999                          /s/ Gladys M. Jensen
                                       -------------------------------------
                                       Gladys M. Jensen